Income Protector Rate Sheet Prospectus Supplement dated April 27, 2015

to the

Allianz Vision℠ Variable Annuity Prospectus dated April 27, 2015

for contracts issued on or after April 29, 2013

ISSUED BY

Allianz Life Insurance Company of North America and Allianz Life Variable Account B

This Income Protector Rate Sheet Prospectus Supplement (this Supplement) should be read and retained with the prospectus for the Allianz Vision℠ variable annuity. If you would like a copy of the current prospectus, please call us at (800) 624-0197, or visit our website at www.allianzlife.com/visionprospectus. You can access this supplement on the EDGAR database on the SEC's website at www.sec.gov. From the SEC's home page, click on the Filings tab and select Company Filings Search. Click on More Options and in the File Number field enter 333-182987. You can find this supplement by reviewing the items labeled 497 in the Filing column on the left side of the screen.

We are issuing this Supplement to provide the current:
- **Annual Increase Percentage**,
- **Guarantee Years**, and
- **Payment Percentages**

that we are currently offering for the Income Protector rider.

This Supplement replaces and supersedes any previously issued Income Protector Rate Sheet Supplement(s), and must be used in conjunction with the current effective Allianz Vision variable annuity prospectus.

The rates below apply to Income Protector riders with a Rider Effective Date that occurs on or after April 27, 2015.

Income Protector Rates

Annual Increase Percentage used to calculate the Annual Increase	Number of Guarantee Years used to calculate the Annual Increase	Payment Percentages Table	
6%, which is 1.5% applied quarterly	30	Covered Person's age for single Lifetime Plus Payments 60 – 64　　　4.0% 65 – 79　　　4.5% 80+　　　5.5%	Younger Covered Person's age for joint Lifetime Plus Payments 60 – 64　　　3.5% 65 – 79　　　4.0% 80+　　　5.0%

NOTE:
- The minimum exercise age that Lifetime Plus Payments can begin is age 60.
- On the Rider Effective Date we establish your Contract's Annual Increase Percentage, Guarantee Years, and Payment Percentages and we cannot change these values while your benefit is in effect.

PRO-001-0415
(VSN-400)

Investment Protector Rate Sheet Prospectus Supplement dated April 27, 2015

to the

Allianz Vision^{SM} Variable Annuity Prospectus dated April 27, 2015

for contracts issued on or after April 29, 2013

ISSUED BY

Allianz Life Insurance Company of North America and Allianz Life Variable Account B

This Investment Protector Rate Sheet Prospectus Supplement (this Supplement) should be read and retained with the prospectus for the Allianz Vision^{SM} variable annuity. If you would like a copy of the current prospectus, please call us at (800) 624-0197, or visit our website at www.allianzlife.com/visionprospectus. You can access this supplement on the EDGAR database on the SEC's website at www.sec.gov. From the SEC's home page, click on the Filings tab and select Company Filings Search. Click on More Options and in the File Number field enter 333-182987. You can find this supplement by reviewing the items labeled 497 in the Filing column on the left side of the screen.

We are issuing this Supplement to provide the current:

● **Earliest Anniversary,**

● **Future Anniversary,** and

● **Guarantee Percentage**

that we are currently offering for the Investment Protector rider.

This Supplement replaces and supersedes any previously issued Investment Protector Rate Sheet Supplement(s), and must be used in conjunction with the current effective Allianz Vision variable annuity prospectus.

The rates below apply to Investment Protector riders with a Rider Effective Date that occurs on or after April 27, 2015.

Investment Protector Rates

Earliest Anniversary used to determine the initial Target Value Date	Subsequent Future Anniversary used to determine subsequent Target Value Dates	Guarantee Percentage used to calculate the Target Value
Tenth Rider Anniversary	Fifth Rider Anniversary	80%

NOTE: On the Rider Effective Date we establish your Contract's Earliest Anniversary, Future Anniversary, and Guarantee Percentage, and we cannot change these values while your benefit is in effect.

PRO-001-0415
(VSN-400)

ALLIANZ VISION℠ VARIABLE ANNUITY CONTRACT issued on or after April 29, 2013

Issued by Allianz Life® Variable Account B and Allianz Life Insurance Company of North America (Allianz Life®, we, us, our)

The information in this prospectus is not complete and may be changed. We cannot sell Allianz Vision Variable Annuity pursuant to this prospectus until the Registration Statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.

This prospectus describes an individual flexible purchase payment variable deferred annuity contract (Contract) issued by Allianz Life Insurance Company of North America (Allianz Life®, we, us, our).

The Base Contract offers you, the Owner, standard features including: multiple variable investment options (Investment Options) and annuitization options (Annuity Options), a free withdrawal privilege, a seven-year withdrawal charge period, and a death benefit (Traditional Death Benefit). The Contract offers **optional benefits** for an additional charge:

Bonus Option provides a 6% bonus on the money you put into the Contract (Purchase Payments) subject to a vesting schedule. *Bonus annuity contracts generally have higher charges than contracts without a bonus and therefore, the charges may be greater than the bonus.*

Quarterly Value Death Benefit locks in any quarterly investment gains (Quarterly Anniversary Value) to potentially provide an increased death benefit.

Income Focus provides guaranteed lifetime income (Income Focus Payments), which are similar to Lifetime Plus Payments) until annuitization. We base payments on a percentage of adjusted Purchase Payments, and that percentage can potentially increase by 1% each year if your Contract Value increases. Income Focus was available from April 29, 2013 to April 24, 2015 and is described in Appendix F.

Income Protector provides guaranteed lifetime income (Lifetime Plus Payments) until annuitization. We base payments on a value (Benefit Base) that is at least equal to total Purchase Payments adjusted for withdrawals plus a quarterly simple interest increase (Annual Increase).

Income Protector allows access to your investment value (Contract Value) and death benefit for a period of time after payments begin. Payments can begin as early as age 60 or as late as age 90. If you are required to annuitize your Contract as a result of current tax law, which may occur at age 95 or later, we provide an annuity option with payments at least equal to the Lifetime Plus Payments you are then receiving as described in section 9, The Annuity Phase – When Annuity Payments Begin.

Investment Protector provides a level of protection for your principal and any annual investment gains (Target Value), on a future date if you hold the Contract for the required period.

If you select the Quarterly Value Death Benefit, you must also select either Income Protector or Investment Protector (an Additional Required Benefit). However, you can select Income Protector or Investment Protector separately without selecting the Quarterly Value Death Benefit. If you select Income Protector or Investment Protector, we restrict your Investment Option selection and allocations and rebalance your Contract Value quarterly. Withdrawals reduce the guaranteed values provided by the Quarterly Value Death Benefit, Income Protector and Investment Protector, and may cause these benefits to end prematurely. For optional benefit availability, see section 11, Selection of Optional Benefits and check with your Financial Professional, the person who provided you advice regarding this Contract. For information on the rates used to calculate the guaranteed values and benefits for the current version of Income Protector and Investment Protector, please see the Rate Sheet Prospectus Supplement. Please see Appendix G for information regarding the rates for previously available versions of Income Protector and Investment Protector.

All guarantees under the Contract are the obligations of Allianz Life and are subject to the claims paying ability of Allianz Life.

TABLE OF CONTENTS

GLOSSARY

This prospectus is written in plain English. However, there are some technical words or terms that are capitalized and are used as defined terms throughout the prospectus. For your convenience, we included this glossary to define these terms.

Accumulation Phase – the initial phase of your Contract before you apply your total Contract Value to Annuity Payments. The Accumulation Phase begins on the Issue Date.

Additional Required Benefit – an additional optional benefit you must have if you choose the Quarterly Value Death Benefit. Additional Required Benefits include Income Protector, Investment Protector, and the previously available Income Focus.

Annual Increase – an amount used to determine the Benefit Base under Income Protector before Lifetime Plus Payments begin as discussed in section 11.a. If selected at issue, it is equal to total Purchase Payments adjusted for withdrawals plus a quarterly simple interest increase. We then reset this value to equal the current Contract Value if greater, and apply future quarterly simple interest to this reset value.

Annual Increase Percentage – the simple interest increase we apply quarterly to the Annual Increase as discussed in section 11.a. The ~~current~~ Annual Increase Percentage for the current version of Income Protector is stated in the Income Protector Rate Sheet Prospectus Supplement ~~in Appendix I.~~ **~~We will publish any subsequent changes to the Annual Increase Percentage in an updated Income Protector Rate Sheet Prospectus Supplement, which will be available by calling our Service Center at the toll free number listed at the back of this prospectus, or by visiting our website at www.allianzlife.com/xxx.~~** ~~For Income Protector riders issued before April 27, 2015, the Annual Increase Percentage is stated in Appendix G~~that you receive at the time you select the benefit and that is in effect as of your Rider Effective Date. Please see Appendix G for the Annual Increase Percentage for previously available versions of Income Protector.

Earliest Anniversary – the earliest available initial Target Value Date that you can select as discussed in section 11.b. In the Contract the Earliest Anniversary is called the Earliest Target Value Anniversary. The ~~current~~ Earliest Anniversary for the current version of Investment Protector is stated in the Investment Protector Rate Sheet Prospectus Supplement ~~in Appendix I. **We will publish any subsequent changes to the Earliest Anniversary in an updated Investment Protector Rate Sheet Prospectus Supplement, which will be available by calling our Service Center at the toll free number listed at the back of this prospectus, or by visiting our website at www.allianzlife.com/xxx.** For Investment Protector riders issued before April 27, 2015, the Earliest Anniversary is stated in Appendix G~~that you receive at the time you select the benefit and that is in effect as of your Rider Effective Date. Please see Appendix G for the Earliest Anniversary for previously available versions of Investment Protector.

Excess Withdrawal – if you select Income Protector or have Income Focus, the amount of any withdrawal you take while you are receiving Lifetime Plus Payments or Income Focus Payments that, when added to other withdrawals taken during the Benefit Year, is greater than your annual maximum permitted payment. Excess Withdrawals reduce your Contract Value and any guaranteed values, and may end your Contract.

Financial Professional – the person who advises you regarding the Contract.

Future Anniversary – the number of Rider Anniversaries that occur between the initial Target Value Date and each subsequent Target Value Date as discussed in section 11.b. The ~~current~~ Future Anniversary for the current version of Investment Protector is stated in the Investment Protector Rate Sheet Prospectus Supplement ~~in Appendix I. **We will publish any subsequent changes to the Future Anniversary in an updated Investment Protector Rate Sheet Prospectus Supplement, which will be available by calling our Service Center at the toll free number listed at the back of this prospectus, or by visiting our website at www.allianzlife.com/xxx.** For Investment Protector riders issued before April 27, 2015, the Future Anniversary is stated in Appendix G~~that you receive at the time you select the benefit and that is in effect as of you Rider Effective Date. Please see Appendix G for the Future Anniversary for previously available versions of Investment Protector.

Good Order – a request is in "Good Order" if it contains all of the information we require to process the request. If we require information to be provided in writing, "Good Order" also includes providing information on the correct form, with any required certifications, guarantees and/or signatures, and received at our Service Center after delivery to the correct mailing, email, or website address, which are all listed at the back of this prospectus. If you have questions about the information we require, or whether you can submit certain information by fax, email or over the web, please contact our Service Center. If you send information by email or upload it to our website, we send you a confirmation number that includes the date and time we received your information.

Guarantee Percentage – a percentage we use to calculate the Target Value as discussed in section 11.b. The ~~current~~ Guarantee Percentage for the current version of Investment Protector is stated in the Investment Protector Rate Sheet Prospectus Supplement ~~in Appendix I. **We will publish any subsequent changes to the Guarantee Percentage in an updated Investment Protector Rate Sheet Prospectus Supplement, which will be available by calling our Service Center at the toll free number listed at the back of this prospectus, or by visiting our website at www.allianzlife.com/xxx.** For Investment Protector riders issued before April 27, 2015, the Guarantee Percentage is stated in Appendix G~~that you receive at the time you select the benefit and that is in effect as of your Rider Effective Date. Please see Appendix G for the Guarantee Percentage for previously available versions of Investment Protector.

Guarantee Years – the maximum number of years that you can receive simple interest increases under the Annual Increase as discussed in section 11.a. The ~~current~~ Guarantee Years for the current version of Income Protector are stated in the Income Protector Rate Sheet Prospectus Supplement ~~in Appendix I. **We will publish any subsequent changes to the Guarantee Years in an updated Income Protector Rate Sheet Prospectus Supplement, which will be available by calling our Service Center at the toll free number listed at the back of this prospectus, or by visiting our website at www.allianzlife.com/xxx.** For Income Protector riders issued before April 27, 2015, the Guarantee Years are stated in Appendix G~~that you receive at the time you select the benefit and that is in effect as of your Rider Effective Date. Please see Appendix G for the Guarantee Years for previously available versions of Income Protector.

Income Focus – an optional benefit described in Appendix F that has an additional rider charge and is intended to provide a payment stream for life in the form of partial withdrawals. **Income Focus provides no payment until the younger Covered Person is at least age 60.**

Income Focus Payment – the payment we make to you under Income Focus based on Income Value(s) and associated Income Value Percentage(s).

Income Protector – an optional benefit described in section 11.a that has an additional rider charge and is intended to provide a payment stream for life in the form of partial withdrawals. **Income Protector provides no payment until the younger Covered Person meets the minimum exercise age stated in the Income Protector Rate Sheet Prospectus Supplement for the current version of Income Protector, or stated in Appendix ~~I~~G for the previously available versions of Income Protector.**

Income Value(s) – if you have Income Focus, we establish an Income Value for all Purchase Payments received in a specific time period that have the same associated Income Value Percentage as stated in Appendix F. We adjust each Income Value for subsequent withdrawals. A single Contract may have multiple Income Values. We use Income Value(s) to calculate the annual maximum Income Focus Payment.

Income Value Percentage(s) – a percentage we apply to each Income Value to determine the annual maximum Income Focus Payment. We establish a separate Income Value Percentage for each Income Value as discussed in Appendix F. Each Income Value Percentage can potentially increase by 1% each year if your Contract Value increases.

Increase Base – an amount we use to determine the Annual Increase as discussed in section 11.a. If you selected Income Protector at issue, it is initially equal to total Purchase Payments adjusted for withdrawals. On Quarterly Anniversaries, if we reset the Annual Increase to equal the current Contract Value, we also reset the Increase Base to equal the current Contract Value.

Investment Options – the variable investments available to you under the Contract. Investment Option performance is based on the securities in which they invest.

Investment Protector – an optional benefit described in section 11.b and Appendix G that has an additional rider charge and is intended to provide a level of protection for your principal and any annual investment gains on a specific date in the future.

Issue Date – the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date. We must receive your initial Purchase Payment and all necessary information before we issue the Contract.

Joint Owners – two Owners who own a Contract.

Last Increase Date – if you have Income Protector and select the Charge Lock Option rider, this is the date after which you no longer receive automatic increases to your guaranteed values and payments.

Last Performance Increase Date – if you have Income Focus and select the Charge Lock Option rider, this is the date after which your Income Value Percentages no longer receive Performance Increases.

Lifetime Plus Payment – the payment we make to you under Income Protector based on the Benefit Base.

Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code.

Owner – "you," "your" and "yours." The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.

Payee – the person or entity who receives Annuity Payments during the Annuity Phase.

Payment Percentages – a percentage we use to calculate the annual maximum Lifetime Plus Payment as discussed in section 11.a. The ~~current~~ Payment Percentages ~~are~~table for the current version of Income Protector is stated in the Income Protector Rate Sheet Prospectus Supplement ~~in Appendix I. **We will publish any subsequent changes to the Payment Percentages in an updated Income Protector Rate Sheet Prospectus Supplement, which will be available by calling our Service Center at the toll free number listed at the back of this prospectus, or by visiting our website at www.allianzlife.com/xxx.** For Income Protector riders issued before April 27, 2015, the Payment Percentages are stated in Appendix G~~that you receive at the time you select the benefit and that is in effect as of your Rider Effective Date. Please see Appendix G for the Payment Percentages table for previously available versions of Income Protector.

Performance Increase – a 1% annual increase to each Income Value Percentage if your annual Contract Value increases. A Performance Increase occurs for an Income Value Percentage only if it is associated with an Income Value we have had for at least one full Rider Year.

Purchase Payment – the money you put into the Contract.

Qualified Contract – a Contract purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts). Currently, we issue Qualified Contracts that may include, but are not limited to Roth IRAs, Traditional IRAs and Simplified Employee Pension (SEP) IRAs.

Quarterly Anniversary – the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Anniversary.

Quarterly Anniversary Value – the highest Contract Value on any Quarterly Anniversary before age 91, adjusted for subsequent Purchase Payments and withdrawals, used to determine Income Protector's Benefit Base as discussed in section 11.a, and the Quarterly Value Death Benefits in section 11.c and Appendix E.

Quarterly Value Death Benefit – an optional benefit described in section 11.c and Appendix E that has an additional M&E charge and is intended to provide an increased death benefit. Also requires selection of an Additional Required Benefit.

Rate Sheet Prospectus Supplement – the supplements ~~in Appendix I~~ that must accompany this prospectus that contains the rates for the current values used to calculate the benefits provided by the <u>current versions of </u>Income Protector and Investment Protector ~~riders~~. The Income Protector Rate Sheet Prospectus Supplement has the current values for the Annual Increase Percentage, Guarantee Years and Payment Percentages<u> table</u>. The Investment Protector Rate Sheet Prospectus Supplement has the current values for the Guarantee Percentage, Earliest Anniversary and Future Anniversaries. Once these rates are established for your Contract, they will not change while your benefit is in effect.

Rider Anniversary – a twelve-month anniversary of the Rider Effective Date or any subsequent twelve-month Rider Anniversary.

Rider Anniversary Value – the highest Contract Value on any Rider Anniversary, adjusted for subsequent Purchase Payments and withdrawals, used to determine Investment Protector's Target Value as discussed in section 11.b.

Rider Effective Date – the date shown on the Contract that starts the first Rider Year if you select Income Protector or Investment Protector, or have Income Focus. Rider Anniversaries and Rider Years are measured from the Rider Effective Date.

Rider Year – any period of twelve months beginning on the Rider Effective Date or a subsequent Rider Anniversary.

Separate Account – Allianz Life Variable Account B is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

Service Center – the area of our company that issues Contracts and provides Contract maintenance and routine customer service. Our Service Center address and telephone number are listed at the back of this prospectus. The address for mailing applications and/or checks for Purchase Payments may be different and is also listed at the back of this prospectus.

Target Value – if you select Investment Protector at issue, it is the greater of total Purchase Payments adjusted for withdrawals, or the Rider Anniversary Value multiplied by the Guarantee Percentage on each Target Value Date as stated in section 11.b.

Target Value Date – the date on which we guarantee your Contract Value cannot be less than the Target Value.

Total Income Value – the sum of all your individual Income Value(s). We use the Total Income Value to determine your Income Focus rider charge.

Traditional Death Benefit – the death benefit provided by the Contract that is equal to the greater of Contract Value, or total Purchase Payments adjusted for withdrawals described in section 10 and Appendix D.

Valid Claim – the documents we require to be received in Good Order at our Service Center before we pay any death claim. This includes the death benefit payment option, due proof of death, and any required governmental forms. Due proof of death includes a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

Withdrawal Charge Basis – the total amount under your Contract that is subject to a withdrawal charge.

EXAMPLES

These examples are intended to help you compare the cost of investing in this Contract with the costs of other variable annuity contracts. These examples assume you make a $10,000 investment and your selected Investment Options earn a 5% annual return. They also assume the maximum potential fees and charges for each period and are not a representation of past or future expenses. Your Contract expenses may be more or less than the examples below, depending on the Investment Option(s) and optional benefits you select, and whether and when you take withdrawals.

We deduct the $50 contract maintenance charge in the examples on each Contract Anniversary during the Accumulation Phase (or the next Business Day if the Contract Anniversary is not a Business Day), and we deduct it from each Annuity Payment during the Annuity Phase. We may waive this charge under certain circumstances, as described in section 7, Expenses – Contract Maintenance Charge. A transfer fee may apply, but is not reflected in these examples (see section 7, Expenses – Transfer Fee).

All figures in the examples below reflect the most expensive combination of benefits ~~and are for~~, which is the Base Contract with Bonus Option, Quarterly Value Death Benefit, and joint payments under either Income Focus or Income Protector ~~with joint payments (8.5% declining withdrawal charge, 2.00% M&E charge, and maximum rider charge of 2.75%)~~ as noted below.

~~[To be updated on amendment]~~

1) If you surrender your Contract (take a full withdrawal) at the end of each time period. Year 1 figures are for Income Focus (8.5% declining withdrawal charge, 2.00% M&E charge and a maximum rider charge of 2.95%). Year 3, 5 and 10 figures are for Income Protector (8.5% declining withdrawal charge, 2.00% M&E charge and a maximum rider charge of 2.75%).

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
2.95% (the maximum Investment Option operating expense)	$1,705	$3,375	$4,903	$8,333
0.49% (the minimum Investment Option operating expense)	$1,457	$2,674	$3,809	$6,536

2) If you annuitize your Contract and begin Annuity Payments at the end of each time period. The earliest available Annuity Date (the date Annuity Payments begin) is two years after the Issue Date (the date we issue the Contract) in all states except Florida, which is one year after the Issue Date. All figures in this table are for Income Protector (8.5% declining withdrawal charge, 2.00% M&E charge and a maximum rider charge of 2.75%).

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
2.95% (the maximum Investment Option operating expense)	-	$2,525	$4,203	$8,333
0.49% (the minimum Investment Option operating expense)	-	$1,824	$3,109	$6,536

3) If you do not surrender your Contract. Year 1 figures are for Income Focus (8.5% declining withdrawal charge, 2.00% M&E charge and a maximum rider charge of 2.95%). Year 3, 5 and 10 figures are for Income Protector (8.5% declining withdrawal charge, 2.00% M&E charge and a maximum rider charge of 2.75%).

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
2.95% (the maximum Investment Option operating expense)	$855	$2,525	$4,203	$8,333
0.49% (the minimum Investment Option operating expense)	$607	$1,824	$3,109	$6,536

See Appendix B for condensed financial information regarding the accumulation unit values (AUVs) for Contracts offered as of December 31, 2014.

11. SELECTION OF OPTIONAL BENEFITS

Check with your Financial Professional regarding availability of optional benefits. Each optional benefit carries an additional M&E charge or a rider charge. For more information, please see the Fee Tables and section 7, Expenses.

Currently Available Riders

- **Income Protector.** This benefit provides guaranteed lifetime income (called Lifetime Plus Payments) that can begin from age 60 to age 90. We base payments on the Benefit Base. Income Protector allows access to both Contract Value and a death benefit for a period of time after payments begin as described in section 11.a, Income Protector. Appendix G contains information specific to the older version of this benefit that was issued from April 29, 2013 to April 24, 2015.

- **Investment Protector.** This benefit provides a level of protection for your principal and any annual investment gains (Target Value) on a future date if you hold the Contract for the required period, as described in section 11.b, Investment Protector. Appendix G contains information specific to the older versions of this benefit that were issued from April 29, 2013 to April 24, 2015.

- **Quarterly Value Death Benefit.** This benefit locks in any quarterly investment gains to provide an increased death benefit as described in section 11.c, Quarterly Value Death Benefit. Appendix E contains information specific to the older version of this benefit that was issued from November 20, 2012 to April 26, 2013.

- **Bonus Option.** This benefit provides a 6% bonus on Purchase Payments received before age 81 (subject to a three-year vesting schedule) and has a higher and longer withdrawal charge schedule as described in section 11.d, Bonus Option. **Bonus annuity contracts generally have higher charges than contracts without a bonus and therefore, the charges may be greater than the bonus.**

Previously Available Rider

- **Income Focus.** This benefit provides guaranteed lifetime income called Income Focus Payments (similar to Income Protector's Lifetime Plus Payments) that can begin from age 60 to age 90. We base payments on a percentage of each Income Value. Income Value Percentages can potentially increase by 1% each year if your Contract Value increases (Performance Increases). Income Focus allows access to both Contract Value and a death benefit for a period of time as described in Appendix F. Income Focus was available from April 29, 2013 to April 24, 2015.

NOTE: Income Protector and Income Focus provide no payments before age 60. If you are required to annuitize your Contract as a result of current tax law, which may occur at age 95 or later, we provide an annuity option with payments at least equal to the Lifetime Plus Payments or Income Focus Payments you are then receiving as described in section 9, The Annuity Phase – When Annuity Payments Begin.

At issue you first select either the Base Contract or Bonus Option. You then choose whether to add the Quarterly Value Death Benefit to your Contract. After we issue the Contract, you cannot remove the Bonus Option or Quarterly Value Death Benefit from your Contract. **If you select the Quarterly Value Death Benefit, you must also select a currently available Additional Required Benefit (Income Protector or Investment Protector) at issue.**

You can select either Income Protector or Investment Protector once at issue, or on a Quarterly Anniversary during the Accumulation Phase (if available). **You cannot have both of these benefits at the same time.** You can select Income Protector before the older Covered Person reaches age 81. You can select Investment Protector before the older Owner reaches age 81 (or the Annuitant reaches age 81 if the Owner is a non-individual).

Once selected, you can remove Income Protector, Investment Protector, or Investment ProtectorIncome Focus subject to certain restrictions (for more information see Removing Income Protector in section 11.a and, Removing Investment Protector in section 11.b, and Removing Income Focus in Appendix F). You cannot re-select Income Protector or Investment Protector in the future after you remove it from your Contract. If you select the Quarterly Value Death Benefit and remove an Additional Required Benefit without simultaneously replacing it with another Additional Required Benefit, you keep any prior lock ins of quarterly investment gains to your death benefit but you will not receive any future lock ins and we no longer assess the additional 0.30% M&E charge for the Quarterly Value Death Benefit.

REMOVING INCOME PROTECTOR

You can remove Income Protector from your Contract while the Contract Value is positive. You cannot re-select this benefit in the future after you remove it from your Contract.

You can remove Income Protector by completing the appropriate form. We remove this benefit from your Contract on the Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Quarterly Anniversary.

If we increase this benefit's rider charge and you want to remove this benefit before the increase, we must receive this form within 30 days of the date of our letter notifying you of the rider charge increase. If we receive your form after this period, we increase your rider charge and ask you to resubmit the form for the next Quarterly Anniversary.

If you are removing this benefit for any other reason, your request is in Good Order if we receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary.

If you allocated Contract Value to Investment Options that are only available under Income Protector, you must transfer your Contract Value out of these Investment Options and remove these Investment Options from your future Purchase Payment allocation instructions for your removal request to be in Good Order.

On the rider termination date Lifetime Plus Payments (if applicable) stop, we deduct the final rider charge, and the restrictions on additional Purchase Payments and Contract Value allocations and transfers no longer apply.

LIFETIME PLUS PAYMENT OVERVIEW

We base your initial annual maximum Lifetime Plus Payment on the Benefit Base and Payment Percentage. When payments begin (on the Benefit Date), the Benefit Base is the greatest of:

- Contract Value excluding any Daily Transactions;
- highest Contract Value from any prior Quarterly Anniversary adjusted for subsequent withdrawals (Quarterly Anniversary Value); or
- quarterly simple interest (Annual Increase Percentage) applied to Purchase Payments adjusted for withdrawals for a guaranteed number of years (Guarantee Years). Each quarter we reset the simple interest value to equal the Contract Value, if greater (Annual Increase).

The Payment Percentages table, Annual Increase Percentage and the number of Guarantee Years that are used to calculate your Lifetime Plus Payments and Annual Increase are stated in the Income Protector Rate Sheet Prospectus Supplement.

The annual maximum Lifetime Plus Payment is the amount you are entitled to receive each year, but you can choose to take an actual payment that is less than your annual maximum Lifetime Plus Payment. **If you take less than 100% of your annual maximum Lifetime Plus Payment in a Benefit Year, you are not eligible for a potential payment increase in the next Benefit Year.** Your annual maximum Lifetime Plus Payment may increase based on the Covered Person's age and/or if the Contract Value increases. However, your annual maximum payment does not increase just as a result of the Covered Person reaching an age that has a higher Payment Percentage; the result of the current Contract Value multiplied by the increased Payment Percentage must be greater than your current annual maximum payment for your payment to increase. For more information, see "Automatic Annual Lifetime Plus Payment Increases."

BENEFIT BASE

The Benefit Base determines both your rider charge and your initial annual maximum Lifetime Plus Payment. The greater the Benefit Base, the greater the initial annual maximum Lifetime Plus Payment.

On the Rider Effective Date, and on each Business Day before the Benefit Date, the Benefit Base is equal to the greater of the Quarterly Anniversary Value or the Annual Increase. On the Benefit Date, we compare your Benefit Base to the current Contract Value (excluding any Daily Transactions) and increase your Benefit Base to equal this Contract Value if it is greater.

On and after the Benefit Date, your Benefit Base only changes if you take an Excess Withdrawal, or we increase your annual maximum Lifetime Plus Payment. Changes in the Benefit Base also change your daily rider charge amount. Excess Withdrawals reduce your Benefit Base by the percentage of Contract Value withdrawn, determined at the end of the Business Day we process the withdrawal. An annual payment increase may increase or decrease your Benefit Base on a Benefit Anniversary (or the next Business Day if the Benefit Anniversary is not a Business Day) as follows.

- If we increase your annual maximum Lifetime Plus Payment because the Contract Value increased, we increase your Benefit Base by the same percentage that we increased the payment.

- If we increase your annual maximum Lifetime Plus Payment because the ~~current~~ Payment Percentage determined by using the Covered Person's current age multiplied by the current Contract Value results in a higher payment, we change your Benefit Base to equal this Contract Value. This change may increase or decrease your Benefit Base. For example, suppose a 65-year old has an annual maximum Lifetime Plus Payment of $4,000 based on the Benefit Base of $100,000 and a 4% Payment Percentage ($4,000 = 4% x $100,000). On the next Benefit Anniversary, assume the Payment Percentage increases to 4.5% based on the Covered Person's age. At 4.5%, the annual maximum Lifetime Plus Payment would increase if the current Contract Value was at least $88,912 ($88,912 x 4.5% = $4,001). Assuming the Contract Value is $88,912, the Benefit Base would then reduce from $100,000 to $88,912 and the annual maximum Lifetime Plus Payment would increase to $4,001.

QUARTERLY ANNIVERSARY VALUE

While the benefit is in effect, we only calculate the Quarterly Anniversary Value before the Benefit Date.

If the Rider Effective Date is the Issue Date, the Quarterly Anniversary Value is initially equal to the Purchase Payment received on the Issue Date. If the Rider Effective Date occurs after the Issue Date, the Quarterly Anniversary Value is initially equal to the Contract Value on the Rider Effective Date, excluding any Daily Transactions.

At the end of each Business Day, we adjust the Quarterly Anniversary Value as follows.

- We increase it by the amount of any additional Purchase Payments.
- We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include any withdrawal charges, but do not include amounts we withdraw for other Contract charges.

On each Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not on a Business Day) the Quarterly Anniversary Value is equal to the greater of its current value, or the Contract Value excluding any Daily Transactions.

ANNUAL INCREASE

While the benefit is in effect, we only calculate the Annual Increase before the Benefit Date.

On each Quarterly Anniversary during the Guarantee Years, we apply a simple interest increase of one-fourth of the Annual Increase Percentage to the Purchase Payments adjusted for withdrawals (or the Contract Value on the Rider Effective Date, if applicable). Next, we compare this value to the Contract Value and increase it to equal the Contract Value if the Contract Value is greater (reset). We then apply any future simple interest increases to the reset value. **Contract Value resets occur during the entire period we calculate the Annual Increase, not just during the Guarantee Years.**

We establish your Contract's number of Guarantee Years and Annual Increase Percentage on the Rider Effective Date and we cannot change them. The Guarantee Years are the maximum number of years that you can receive simple interest increases under the Annual Increase. **The number of Guarantee Years and the Annual Increase Percentage for the Income Protector rider are stated in the Income Protector Rate Sheet Prospectus Supplement.**

If the Rider Effective Date is the Issue Date, both the Annual Increase and Increase Base are initially equal to the Purchase Payment received on the Issue Date. If the Rider Effective Date occurs after the Issue Date, both the Annual Increase and Increase Base are initially equal to the Contract Value on the Rider Effective Date, excluding any Daily Transactions.

At the end of each Business Day, we adjust both the Annual Increase and Increase Base as follows.

- We increase them by the amount of any additional Purchase Payments.
- We reduce them by the percentage of any Contract Value withdrawn. Withdrawals include any withdrawal charges, but do not include amounts we withdraw for other Contract charges.

On each Quarterly Anniversary on or before the maximum Rider Anniversary (or the next Business Day if the Quarterly Anniversary is not a Business Day), the Annual Increase is equal to:

$a + (b \times (c - d))$

Where:

a = The Annual Increase.

b = The Annual Increase Percentage we set on the Rider Effective Date (which is currently stated in the Income Protector Rate Sheet Prospectus Supplement) divided by four.

c = The Increase Base.

d = Purchase Payments* received on or after the prior Quarterly Anniversary. If you select this benefit at issue, we exclude from "d" any Purchase Payments received before the first Quarterly Anniversary.

*   We reduce each Purchase Payment by the percentage of any Contract Value withdrawn, including any withdrawal charge, for each withdrawal taken since we received that payment.

The maximum Rider Anniversary is the Quarterly Anniversary that occurs on the number of Guarantee Years after the Rider Effective Date. For example, if the Issue Date is June 1, 2013, the Rider Effective Date is September 1, 2013, and the number of Guarantee Years is 30, then the maximum Rider Anniversary is September 1, 2043.

We then automatically increase both the Annual Increase and the Increase Base to equal the Contract Value, excluding any Daily Transactions, if this Contract Value is greater than the Annual Increase we just calculated. As previously stated, these resets can occur during the entire period we calculate the Annual Increase.

~~Income Protector Rate Sheet Prospectus Supplement~~

~~**As previously indicated, the Annual Increase Percentage and the number of Guarantee Years are stated in the Income Protector Rate Sheet Prospectus Supplement in Appendix I. We establish your Contract's Annual Increase Percentage and Guarantee Years based on the Income Protector Rate Sheet Prospectus Supplement that is in effect as of your Rider Effective Date, and we cannot reduce these values while your benefit is in effect. We publish any new Income Protector Rate Sheet Prospectus Supplement 7 calendar days before it takes effect on our website at www.allianzlife.com/xxxx. You should not select Income Protector without first obtaining the current Income Protector Rate Sheet Prospectus Supplement. You can contact us to receive the Income Protector Rate Sheet Prospectus Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus. For Income Protector riders issued before April 27, 2015, the Annual Increase Percentage and the number of Guarantee Years are stated in Appendix G.**~~

NOTE: **For Contracts with the Bonus Option,** unvested bonus amounts are not included in the Quarterly Anniversary Value, Annual Increase, Increase Base or the Contract Value.

REQUESTING LIFETIME PLUS PAYMENTS

You request Lifetime Plus Payments by completing a payment election form. Lifetime Plus Payments begin on the Benefit Date. The Benefit Date can be either the 1st or 15th of a calendar month, or any other day that you request and we agree to. However, we do not allow the Benefit Date to be later than the 28th of a calendar month. At least one Covered Person must be alive on the Benefit Date in order for Lifetime Plus Payments to begin. You cannot submit this form until the younger Covered Person reaches the minimum exercise age, or once the older Covered Person reaches age 91. We establish your Contract's minimum exercise age on the Rider Effective Date and we cannot increase it. **The minimum exercise age is the youngest age listed in the Payment Percentages table stated in the Income Protector Rate Sheet Prospectus Supplement.**

We will begin making payments to you automatically without your request if your Contract Value reduces to zero for any reason other than a withdrawal or annuitization while this benefit is in effect and before the Benefit Date. In this instance we calculate your annual maximum Lifetime Plus Payment and begin making annual payments to you on the next available Benefit Date.

If the Benefit Date has not occurred six months before the older Covered Person reaches age 91, we send you written notice that the benefit is about to end. **If the benefit ends before Lifetime Plus Payments begin, you will have paid for the benefit without receiving any of its advantages.**

Once Lifetime Plus Payments begin:

- You cannot make additional Purchase Payments, therefore total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit (if applicable) no longer increases.
- Any active automatic investment plan and/or systematic withdrawal or dollar cost averaging programs end.
- The free withdrawal privilege is not available.
- You can only remove Income Protector while the Contract Value is positive. If you remove this benefit, the restrictions listed above do not apply on or after the rider termination date.
- In most states, you can only change the Owner if you selected joint Lifetime Plus Payments and an Owner dies and the spouse continues the Contract. In Florida, Ohio, Oregon, or Wisconsin we cannot restrict assignments or changes of ownership and if you assign or change ownership and the Covered Persons no longer have the required relationship as stated in section 2, Income Protector ends.
- The rider charge continues until the benefit ends, or the Business Day the Contract Value reduces to zero.
- If you select the Quarterly Value Death Benefit, its additional M&E charge continues as indicated in section 7, Expenses – Mortality and Expense Risk (M&E) Charge.
- **If you annuitize the Contract, Lifetime Plus Payments stop and Income Protector ends.**
- The Contract Value continues to fluctuate as a result of Investment Option performance. It decreases on a dollar for dollar basis with each Lifetime Plus Payment, Excess Withdrawal, and any Contract charges we deduct.
- Lifetime Plus Payments do not reduce your Benefit Base, but Excess Withdrawals reduce your Benefit Base and annual maximum Lifetime Plus Payment by the percentage of Contract Value withdrawn (including any withdrawal charge). **If you take an Excess Withdrawal of your total Contract Value, Lifetime Plus Payments stop and Income Protector ends.**
- Each Lifetime Plus Payment and any Excess Withdrawal reduces total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit (or the Quarterly Anniversary Value under the Quarterly Value Death Benefit, if applicable) by the percentage of Contract Value withdrawn (including any withdrawal charge).
- Any part of your annual maximum Lifetime Plus Payment that you do not withdraw in a given Benefit Year remains in your Contract for the remainder of that year, but is not added to the annual maximum payment available next year.
- We may increase your annual maximum Lifetime Plus Payment on every Benefit Anniversary before the older Covered Person reaches age 91. A Benefit Anniversary is a twelve-month anniversary of the Benefit Date that Lifetime Plus Payments begin. If you receive a payment increase, we may also change your Benefit Base.

CALCULATING YOUR LIFETIME PLUS PAYMENTS

The annual maximum Lifetime Plus Payment is the amount you are entitled to receive each Benefit Year. On the Benefit Date, the initial annual maximum Lifetime Plus Payment is equal to the Benefit Base multiplied by the ~~current~~ Payment Percentage, determined by using the Covered Person's current age. **The Payment Percentages table for the Income Protector rider ~~are~~is stated in the Income Protector Rate Sheet Prospectus Supplement. On the Benefit Date, if your initial annual maximum Lifetime Plus Payment is less than $100, the benefit ends and you will have paid for the benefit without receiving any of its advantages.** For example, assuming a 4% initial Payment Percentage, if you take withdrawals that reduce the Benefit Base to less than $2,500, this would result in an initial Lifetime Plus Payment of less than $100.

You can receive Lifetime Plus Payments monthly, quarterly, semi-annually, or annually. If the scheduled payment date does not fall on a Business Day, we make the payment on the next Business Day.

You can change your payment frequency once each Benefit Year while your Contract Value is positive. A Benefit Year is a period of twelve months beginning on the Benefit Date or any subsequent Benefit Anniversary. You must provide notice of any requested payment frequency change to our Service Center at least 30 days before the Benefit Anniversary. If the change is available, we implement it on the Benefit Anniversary and it remains in effect until the benefit ends or you request another change. We do not accept payment frequency changes that would cause us to make payments of $0.01 to $99.99.

The annual maximum Lifetime Plus Payment is the amount you are entitled to, but you can choose to take less. The annual actual Lifetime Plus Payment is the total amount you choose to receive each year. Any part of your annual maximum payment that you do not withdraw in a given Benefit Year is not added to the annual maximum payment available next year. Each Lifetime Plus Payment you receive is equal to the annual actual Lifetime Plus Payment divided by the number of payments you chose to receive during the Benefit Year. Each actual Lifetime Plus Payment must either be zero, or $100 or more. For example, you cannot request an annual payment of $50.

If you would like to take less than the maximum available payment, you can change your payment amount once each Benefit Year while your Contract Value is positive by providing notice to our Service Center at least 30 days before the Benefit Anniversary. If the change is available, we implement it on the Benefit Anniversary and it remains in effect until the benefit ends or you request another change.

Once Lifetime Plus Payments have begun, if your Contract Value reduces to zero for any reason other than an Excess Withdrawal or annuitization, you will continue to receive your maximum Lifetime Plus Payment at the previous selected payment frequency until the earlier of the death of the Owner or last surviving Covered Person.

We deduct each Lifetime Plus Payment, Excess Withdrawal, and any additional payment resulting from a required minimum distribution, proportionately from the Investment Options. We continue to rebalance the Contract Value quarterly among the Investment Options according to your future Purchase Payment allocation instructions while this benefit is in effect. You can also continue to make transfers between the Investment Options while your benefit is in effect, subject to the restrictions set out in section 5, Investment Options – Transfers Between Investment Options, and the "Investment Option Allocation and Transfer Restrictions" discussion later in this section.

Income Protector Rate Sheet Prospectus Supplement

As previously indicated, the Payment Percentages and the minimum exercise age that Lifetime Plus Payments can begin are stated in the Income Protector Rate Sheet Prospectus Supplement in Appendix I. The minimum exercise age is the youngest age listed in the Payment Percentages table. We establish your Contract's Payment Percentages based on the Income Protector Rate Sheet Prospectus Supplement that is in effect as of your Rider Effective Date, and we cannot reduce these values while your benefit is in effect. We publish any new Income Protector Rate Sheet Prospectus Supplement 7 calendar days before it takes effect on our website at www.allianzlife.com/xxxx. You should not select Income Protector without first obtaining the current Income Protector Rate Sheet Prospectus Supplement. You can contact us to receive the Income Protector Rate Sheet Prospectus Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus. For Income Protector riders issued before April 27, 2015, the Payment Percentages and the minimum exercise age that Lifetime Plus Payments can begin are stated in Appendix G.

Excess Withdrawals

Your annual maximum Lifetime Plus Payment only decreases if you take an Excess Withdrawal. An Excess Withdrawal is a withdrawal you take while you are receiving Lifetime Plus Payments, that when added to any other withdrawals taken during the Benefit Year and your annual actual payment, is greater than your current annual maximum payment. If your actual Lifetime Plus Payment is less than your annual maximum payment, you can withdraw the difference and we consider that withdrawal to be an additional actual Lifetime Plus Payment, and not an Excess Withdrawal. Excess Withdrawals include any applicable withdrawal charge, but do not include amounts we withdraw for other Contract charges.

For example, assume your annual maximum Lifetime Plus Payment is $2,000 and you take an annual actual Lifetime Plus Payment of $1,000. Within a Benefit Year, you can take an additional withdrawal of up to $1,000 and we consider that to be an additional actual Lifetime Plus Payment. If you withdraw $1,200, we consider the first $1,000 to be an additional actual Lifetime Plus Payment and the next $200 to be an Excess Withdrawal.

Any partial Excess Withdrawal must comply with the restrictions in section 8, Access to Your Money and the following provisions. If your Contract Value is less than $2,000, you can only withdraw the total remaining Contract Value (less any rider charge). Also, if at the end of the Business Day that we process your Excess Withdrawal your Contract Value is less than $2,000, you must withdraw the total remaining Contract Value (less any rider charge). **If you take an Excess Withdrawal of the total remaining Contract Value your entire Contract ends.**

Excess Withdrawals reduce your annual maximum Lifetime Plus Payment on the next Benefit Anniversary after the withdrawal. For each Excess Withdrawal, we reduce your annual maximum payment by the same percentage that we reduced the Benefit Base. **If partial Excess Withdrawals reduce your annual maximum Lifetime Plus Payment to less than $100, we send you the total remaining Contract Value (less any rider charge) and your Contract ends.**

NOTE:
- **For Qualified Contracts,** if we calculate a required minimum distribution (RMD) based on this Contract, after making all Lifetime Plus Payments for the calendar year, we determine whether this calendar year's total RMD has been satisfied by these payments and any Excess Withdrawals. If the RMD amount has not been satisfied, we send you this remaining amount as one RMD payment by the end of the calendar year. We consider this payment to be a withdrawal, but it is not an Excess Withdrawal and it is not subject to a withdrawal charge.
- **For required annuitization,** if on the maximum permitted Annuity Date you are receiving Lifetime Plus Payments, we guarantee to pay you the greater of your maximum Lifetime Plus Payment or Annuity Payments based on the Contract Value under Annuity Option 1 or Annuity Option 3. If you select any other Annuity Option, this guarantee does not apply. For more information, see section 9, The Annuity Phase.

AUTOMATIC ANNUAL LIFETIME PLUS PAYMENT INCREASES

We may change your annual maximum Lifetime Plus Payment on each Benefit Anniversary before the older Covered Person reaches age 91 as follows.

- **If you took your annual maximum Lifetime Plus Payment during the last Benefit Year,** we increase next year's annual maximum payment if the Contract Value is greater than the Contract Value on the prior Benefit Anniversary (or the Benefit Date if this is the first Benefit Anniversary). If either of these dates does not occur on a Business Day, we use Contract Values from the next Business Day. For the Benefit Date and each Benefit Anniversary, we exclude from that day's Contract Value any Daily Transactions. This increase is equal to the percentage of growth between these two Contract Values. For example, if the Contract Value increased by 5%, we also increase your annual maximum Lifetime Plus Payment by 5%.
- If the ~~current~~ Payment Percentage <u>determined by using the Covered Person's current age</u> multiplied by the current Contract Value (excluding any Daily Transactions) results in a higher annual maximum Lifetime Plus Payment. The Payment Percentages <u>table</u> for ~~the~~ Income Protector ~~rider are~~<u>is</u> stated in the Income Protector Rate Sheet Prospectus Supplement.

NOTE:
- **Automatic annual Lifetime Plus Payment increases are not available once the older Covered Person reaches age 91, or on or after the Business Day your Contract Value reduces to zero.**
- If we increased the Contract Value to equal the death benefit due to a spousal continuation of the Contract during the last Benefit Year, we also subtract the amount of this increase from the Contract Value on the next Benefit Anniversary when determining annual payment increases.

INCOME PROTECTOR RATE SHEET PROSPECTUS SUPPLEMENT

<u>As previously indicated, the Annual Increase Percentage, Guarantee Years, Payment Percentages table and the minimum exercise age that Lifetime Plus Payments can begin for the current version of Income Protector are stated in the Income Protector Rate Sheet Prospectus Supplement that you receive at the time you select the benefit and that is in effect as of your Rider Effective Date. We cannot change these values for your Contract while your benefit is in effect. We publish any new Income Protector Rate Sheet Prospectus Supplement seven calendar days before it takes effect on our website at www.allianzlife.com/visionprospectus. **You should not select Income Protector without first obtaining the current Income Protector Rate Sheet Prospectus Supplement.** You can contact us to receive the Income Protector Rate Sheet Prospectus Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus. For previously available versions of Income Protector, the Annual Increase Percentage, Guarantee Years, Payment Percentages table and the minimum exercise age are stated in Appendix G.</u>

TAXATION OF LIFETIME PLUS PAYMENTS

We treat Lifetime Plus Payments as withdrawals for tax purposes as discussed in section 12, Taxes – Taxation of Lifetime Payments.

If your Last Increase Date is on or before the Benefit Date, we reduce Income Protector's benefits as follows.

Quarterly Anniversary Value and Annual Increase	If your Last Increase Date is before the Benefit Date, the Annual Increase will receive a quarter of the Annual Increase Percentage and both your Annual Increase and Quarterly Anniversary Value will lock in any higher Contract Value **for the last time on your Last Increase Date**. After the Last Increase Date, these values only increase or decrease if you make an additional Purchase Payment or take a withdrawal.
NOTE: If your Benefit Date is the Last Increase Date, we only calculate the Annual Increase and Quarterly Anniversary Value before the Benefit Date, so you will not receive a quarter of the Annual Increase Percentage or lock in higher Contract Value on the Last Increase Date.	
Benefit Base	Can only increase before the Benefit Date if you make an additional Purchase Payment, or on the Benefit Date if your current Contract Value is greater than both the Quarterly Anniversary Value and Annual Increase. It decreases with each withdrawal taken before the Benefit Date and each Excess Withdrawal taken after the Benefit Date.
Payment Percentages	We subtract 1% from all the Payment Percentages. So if ~~your current~~the Payment Percentage based on your current age is 4% and your Benefit Base is $100,000, your available annual maximum Lifetime Plus Payment would be $4,000. If you select the Charge Lock Option rider, your new Payment Percentage would be 3% and your available annual maximum Lifetime Plus Payment would be $3,000, which is a loss in payment of $1,000.
Automatic annual Lifetime Plus Payment increases	Not available.

Together, these reductions can significantly decrease the amount of Lifetime Plus Payments you receive. The Payment Percentages ~~are~~table for the current version of Income Protector is stated in the Income Protector Rate Sheet Prospectus Supplement that you receive at the time your select the benefit. The Payment Percentages table for previously available versions of Income Protector ~~riders issued before April 27, 2015~~ are stated in Appendix G.

If your Last Increase Date is after the Benefit Date, your Lifetime Plus Payments do not change until the next Benefit Anniversary. If your Contract Value is zero on the Last Increase Date, the Charge Lock Option rider ends and we make no change to Income Protector. If your Contract Value is positive on the Last Increase Date, we reduce your annual maximum Lifetime Plus Payments as follows.

- First we calculate your annual maximum Lifetime Plus Payment as we do on each Benefit Anniversary making adjustments for any Excess Withdrawals you took during the prior year and applying any automatic payment increase.
- Then we reduce this annual maximum payment by 1% using this formula:

    current Benefit Base x [(current annual maximum Lifetime Plus Payment ÷ the current Benefit Base) - 1%].

- If your reduced annual maximum Lifetime Plus Payment is $100 or more, we verify that your annual actual Lifetime Plus Payment meets our minimum requirements (it must be either zero, or $100 or more – you cannot request an actual payment of $50). If it is not, we ask you to change either the payment amount, or the frequency.

After the Last Increase Date your annual maximum Lifetime Plus Payment cannot increase, but it can decrease if you take an Excess Withdrawal.

A hypothetical example showing how Income Protector may be affected if you select the Charge Lock Option rider is provided in Appendix H.

The Charge Lock Option rider ends on the earlier of the Business Day Income Protector ends, or the Last Increase Date if your Contract Value equals zero.

On the rider termination date we deduct the final rider charge, and the restrictions on additional Purchase Payments and Contract Value allocations and transfers no longer apply.

TARGET VALUE DATES

Investment Protector guarantees that on each Target Value Date until the benefit ends, your Contract Value cannot be less than the Target Value (described next in this section). You select the initial Target Value Date when you select this benefit. The earliest available initial Target Value Date is the Earliest Anniversary, and the latest date is the Rider Anniversary before the older Owner reaches age 91 (or the Annuitant reaches age 91 if the Owner is a non-individual). Subsequent Target Value Dates occur on every Future Anniversary after the initial Target Value Date while this benefit is in effect. We establish your Contract's Earliest Anniversary and Future Anniversary on the Rider Effective Date and we cannot change them. **The Earliest Anniversary and Future Anniversary for the Investment Protector rider are stated in the Investment Protector Rate Sheet Prospectus Supplement.**

For example, you purchase a Contract as the sole Owner on September 1, 2013 and you are age 70. You select Investment Protector on the first Quarterly Anniversary, December 1, 2013 when you are still age 70, the Earliest Anniversary is the tenth Rider Anniversary and the Future Anniversary is the fifth Rider Anniversary. The earliest available initial Target Value Date is December 1, 2023 and the latest date is December 1, 2033. If you select the earliest available initial date (December 1, 2023), subsequent Target Value Dates would occur on December 1st in 2028, 2033, 2038, etc.

On each Target Value Date (or on the next Business Day if the Target Value Date is not a Business Day) if your Contract Value excluding any Daily Transactions is less than the Target Value, we increase your Contract Value to equal the Target Value and your Target Value becomes the Contract Value. **The Target Value Dates are the only days that we guarantee your Contract Value equals the Target Value.** After the Target Value Date, the Contract Value will fluctuate until the next Target Value Date. We notify you in writing at least 30 days in advance of each Target Value Date outlining the options available to you. On your Target Value Date you can continue your Contract or withdraw some or all of your Contract Value. You are not required to take a withdrawal on your Target Value Date. Any withdrawal you do take is subject to any applicable withdrawal charge and additional federal tax.

We allocate any Contract Value increase to your selected Investment Options based on the percentage of Contract Value in each Investment Option on the Target Value Date after we do quarterly Contract Value rebalancing. For tax purposes, we treat any Contract Value increase as earnings under the Contract. However, if the Contract Value on the Target Value Date is less than net Purchase Payments (total Purchase Payments less any payments withdrawn) then we treat some or all of the increase as a Purchase Payment when applying the withdrawal charge if you withdraw the total Contract Value.

~~Investment Protector Rate Sheet Prospectus Supplement~~

~~**As previously indicated, the Earliest Anniversary and Future Anniversary are stated in the Investment Protector Rate Sheet Prospectus Supplement in Appendix I. We establish your Contract's Earliest Anniversary and Future Anniversary based on the Investment Protector Rate Sheet Prospectus Supplement that is in effect as of your Rider Effective Date, and we cannot reduce these values while your benefit is in effect. We publish any new Investment Protector Rate Sheet Prospectus Supplement 7 calendar days before it takes effect on our website at www.allianzlife.com/xxxx. You should not select Investment Protector without first obtaining the current Investment Protector Rate Sheet Prospectus Supplement. You can contact us to receive the Investment Protector Rate Sheet Prospectus Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus. For Investment Protector riders issued before April 27, 2015, the Earliest Anniversary and Future Anniversary are stated in Appendix G.**~~ Initial Target Value Date Resets

After the Rider Effective Date, you can reset the initial Target Value Date before the older Owner reaches age 81 (or the Annuitant reaches age 81 if the Owner is a non-individual). Resets are only available if the Contract Value excluding any Daily Transactions is at least equal to the Target Value on the Rider Anniversary that we process your reset request. The earliest new initial Target Value Date is the Earliest Anniversary after we process your request, and the latest available date is the Rider Anniversary before the older Owner reaches age 91 (or the Annuitant reaches age 91 if the Owner is a non-individual). You request a reset by completing the appropriate form. We process your request as of the immediately preceding Rider Anniversary (or on the next Business Day if the Rider Anniversary is not a Business Day) once we receive your request in Good Order at our Service Center. For the request to be in Good Order, we must receive this form within 30 days after a Rider Anniversary. If we receive your request outside this time period, we reject your request. The reset date is the Rider Anniversary that we process your request.

Initial Target Value Date resets may change the maximum amount you can allocate to your selected Investment Options, but a reset does not automatically change your allocations. To change your allocations on a reset, you must also change your future Purchase Payments allocation instructions and they must comply with the current maximum allowable allocations.

TARGET VALUE

The Target Value determines both your rider charge and if you receive a Contract Value increase on each Target Value Date. We only calculate the Target Value while the benefit is in effect.

On each Business Day, the Target Value is equal to the greater of the result of the Rider Anniversary Value multiplied by the Guarantee Percentage or one of the following. We establish your Contract's Guarantee Percentage on the Rider Effective Date and we cannot change it. **The Guarantee Percentage for the Investment Protector rider is stated in the Investment Protector Rate Sheet Prospectus Supplement.**

- **If you select the benefit at issue**, total Purchase Payments reduced by the percentage of Contract Value withdrawn, determined at the end of the Business Day we process each withdrawal.
- **If you select the benefit after issue,** the Contract Value on the Rider Effective Date, excluding any Daily Transactions, plus all Purchase Payments received on or after the Rider Effective Date, and reduced by the percentage of Contract Value withdrawn determined at the end of the Business Day we process each withdrawal taken on or after the Rider Effective Date.
- **If you reset the initial Target Value Date,** the Contract Value on the reset date, excluding any Daily Transactions, plus all Purchase Payments received on or after the reset date, and reduced by the percentage of Contract Value withdrawn determined at the end of the Business Day we process each withdrawal taken on or after the reset date.

Withdrawals include any withdrawal charges, but do not include amounts we withdraw for other Contract charges.

If the Rider Effective Date is the Issue Date, the Rider Anniversary Value is initially equal to the Purchase Payment received on the Issue Date. If the Rider Effective Date occurs after the Issue Date, the Rider Anniversary Value is initially equal to the Contract Value on the Rider Effective Date, excluding any Daily Transactions.

At the end of each Business Day, we adjust the Rider Anniversary Value as follows.

- We increase it by the amount of any additional Purchase Payments.
- We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include any withdrawal charges, but do not include amounts we withdraw for other Contract charges.

On each Rider Anniversary (or on the next Business Day if the Rider Anniversary is not on a Business Day) the Rider Anniversary Value is equal to the greater of its current value, or the Contract Value excluding any Daily Transactions.

Investment Protector Rate Sheet Prospectus Supplement

As previously indicated, the Guarantee Percentage is stated in the Investment Protector Rate Sheet Prospectus Supplement in Appendix I. We establish your Contract's Guarantee Percentage based on the Investment Protector Rate Sheet Prospectus Supplement that is in effect as of your Rider Effective Date, and we cannot reduce these values while your benefit is in effect. We publish any new Investment Protector Rate Sheet Prospectus Supplement 7 calendar days before it takes effect on our website at www.allianzlife.com/xxxx. You should not select Investment Protector without first obtaining the current Investment Protector Rate Sheet Prospectus Supplement. You can contact us to receive the Investment Protector Rate Sheet Prospectus Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus. For Investment Protector riders issued before April 27, 2015, the Guarantee Percentage is stated in Appendix G.

NOTE: **For Contracts with the Bonus Option, unvested bonus amounts are not included in the Target Value or the Contract Value.**

INVESTMENT PROTECTOR RATE SHEET PROSPECTUS SUPPLEMENT

As previously indicated, the Earliest Anniversary, Future Anniversary and Guarantee Percentage are stated in the Investment Protector Rate Sheet Prospectus Supplement that you receive at the time you select the benefit and that is in effect as of your Rider Effective Date. We cannot change these values for your Contract while your benefit is in effect. We publish any new Investment Protector Rate Sheet Prospectus Supplement seven calendar days before it takes effect on our website at www.allianzlife.com/visionprospectus. **You should not select Investment Protector without first obtaining the current Investment Protector Rate Sheet Prospectus Supplement.** You can contact us to receive the Investment Protector Rate Sheet Prospectus Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus. For previously available versions of Investment Protector, the Earliest Anniversary, Future Anniversary and Guarantee Percentage are stated in Appendix G.

INVESTMENT OPTION ALLOCATION AND TRANSFER RESTRICTIONS AND QUARTERLY REBALANCING

Under Investment Protector, we restrict your Investment Option selection as discussed in this section. By selecting this benefit, you agree to allow us to rebalance your Contract Value quarterly, as described here. We put these restrictions in place to support Investment Protector's guarantees. The maximum amount of Contract Value allowed in the Equity Investment Option group decreases as the number of years until your initial Target Value Date declines, and if negative Investment Option performance reduces the Contract Value in comparison to the Target Value. To the extent these restrictions limit your investment flexibility, they may limit the upside potential to your Investment Option returns, which may limit your Contract Value and Target Value.

If you select Investment Protector, we establish your Contract's Investment Option allocation and transfer restrictions on the Rider Effective Date and we cannot change them. We may add, remove or substitute Investment Options from the groups discussed in this section. We secure all necessary SEC and other governmental approvals before removing or substituting an Investment Option. We may also move Investment Options from the Equity group to the Fixed Income group, but we cannot move Investment Options the other way. We send you written notice regarding additions, removals or substitutions. **When an Investment Option in one of these groups is removed or substituted, we send you written notice 30 days before the removal or substitution date.**

APPENDIX G – PREVIOUS VERSIONS OF INCOME PROTECTOR AND INVESTMENT PROTECTOR

The benefit version identifier (for example, (07.12)) is located in your rider.

INCOME PROTECTOR

Benefit Version	Current rider charge	Annual Increase Percentage used to calculate the Annual Increase	Number of Guarantee Years used to calculate the Annual Increase	Payment Percentages used to calculate annual maximum Lifetime Plus Payments	
Income Protector (10.12) available April 29, 2013 through April 24, 2015	1.20% for single and joint Lifetime Plus Payments	6%, which is 1.5% applied quarterly	30	Covered Person's age for single Lifetime Plus Payments 60 – 64 4.0% 65 – 79 4.5% 80+ 5.5%	Younger Covered Person's age for joint Lifetime Plus Payments 60 – 64 3.5% 65 – 79 4.0% 80+ 5.0%

NOTE:
- The minimum exercise age that Lifetime Plus Payments can begin is the youngest age listed in this Payment Percentages table.
- On the Rider Effective Date we establish your Contract's Annual Increase Percentage, Guarantee Years, and Payment Percentages and we cannot ~~reduce~~change these values while your benefit is in effect.

INVESTMENT PROTECTOR

Benefit Version	Current rider charge	Earliest Anniversary used to determine the initial Target Value Date	Future Anniversary used to determine subsequent Target Value Dates	Guarantee Percentage used to calculate the Target Value
Investment Protector (07.13) available July 22, 2013 through April 24, 2015	1.30%	Tenth Rider Anniversary	Fifth Rider Anniversary	80%
Investment Protector (07.12) available April 29, 2013 through July 19, 2013	1.30%	Tenth Rider Anniversary	Fifth Rider Anniversary	100%

NOTE: On the Rider Effective Date we establish your Contract's Earliest Anniversary, Future Anniversary, and Guarantee Percentage, and we cannot ~~reduce~~change these values while your benefit is in effect.

APPENDIX I – RATE SHEET PROSPECTUS SUPPLEMENT

Income Protector Rate Sheet Prospectus Supplement dated April 27, 2015
to the

Allianz Vision[SM] Variable Annuity Prospectus dated April 27, 2015
for contracts issued on or after April 29, 2013

ISSUED BY

Allianz Life Insurance Company of North America and Allianz Life Variable Account B

This Income Protector Rate Sheet Prospectus Supplement (this Supplement) should be read and retained with the prospectus for the Allianz Vision[SM] variable annuity. If you would like a copy of the current prospectus, please call us at (800) 624-0197, or visit our website at www.allianzlife.com/xxxx.

We are issuing this Supplement to provide the current:

- **Annual Increase Percentage,**
- **Guarantee Years**, and
- **Payment Percentages**

that we are currently offering for the Income Protector rider.

This Supplement replaces and supercedes any previously issued Income Protector Rate Sheet Supplement(s), and must be used in conjunction with the current effective Allianz Vision variable annuity prospectus.

The rates below apply to Income Protector riders with a Rider Effective Date that occurs on or after April 27, 2015. We are under no obligation to notify you that this Supplement is no longer in effect. Please work with your Financial Professional to confirm the most current rates.

INCOME PROTECTOR RATES

Annual Increase Percentage used to calculate the Annual Increase	Number of Guarantee Years used to calculate the Annual Increase	Payment Percentages used to calculate annual maximum Lifetime Plus Payments	
6%, which is 1.5% applied quarterly	30	Covered Person's age for single Lifetime Plus Payments 60 – 64 4.0% 65 – 79 4.5% 80+ 5.5%	Younger Covered Person's age for joint Lifetime Plus Payments 60 – 64 3.5% 65 – 79 4.0% 80+ 5.0%

NOTE:

- The minimum exercise age that Lifetime Plus Payments can begin is the youngest age listed in this Payment Percentages table.
- On the Rider Effective Date we establish your Contract's Annual Increase Percentage, Guarantee Years, and Payment Percentages and we cannot reduce these values while your benefit is in effect.

PRO-001-0415
(VSN-400)

Investment Protector Rate Sheet Prospectus Supplement dated April 27, 2015
to the

Allianz Vision℠ Variable Annuity Prospectus dated April 27, 2015
for contracts issued on or after April 29, 2013

ISSUED BY

Allianz Life Insurance Company of North America and Allianz Life Variable Account B

This Investment Protector Rate Sheet Prospectus Supplement (this Supplement) should be read and retained with the prospectus for the Allianz Vision℠ variable annuity. If you would like a copy of the current prospectus, please call us at (800) 624-0197, or visit our website at www.allianzlife.com/xxxx.

We are issuing this Supplement to provide the current:

- **Earliest Anniversary,**
- **Future Anniversary,** and
- **Guarantee Percentage**

that we are currently offering for the Investment Protector rider.

This Supplement replaces and supercedes any previously issued Investment Protector Rate Sheet Supplement(s), and must be used in conjunction with the current effective Allianz Vision variable annuity prospectus.

The rates below apply to Investment Protector riders with a Rider Effective Date that occurs on or after April 27, 2015. We are under no obligation to notify you that this Supplement is no longer in effect. Please work with your Financial Professional to confirm the most current rates.

INVESTMENT PROTECTOR RATES

Earliest Anniversary used to determine the initial Target Value Date	Subsequent Future Anniversary used to determine subsequent Target Value Dates	Guarantee Percentage used to calculate the Target Value
Tenth Rider Anniversary	Fifth Rider Anniversary	80%

NOTE: On the Rider Effective Date we establish your Contract's Earliest Anniversary, Future Anniversary, and Guarantee Percentage, and we cannot reduce these values while your benefit is in effect.

PRO-001-0415

(VSN-400)